UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:        001-5805

JPMorgan Chase & Co.
___________________________________________________________________________________________
(Exact name of registrant as specified in its charter)

270 Park Avenue, New York, NY 10017        212-270-6000
________________________________________________________________________________________________________
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Depositary Shares representing a one-tenth interest in 6 5/8% Cumulative Preferred Stock
 _________________________________________________________________________________________________
(Title of each class of securities covered by this Form)

Common Stock, par value of $1 per share
6 1/8% subordinated notes due 2008
6.75% subordinated notes due 2008
6.50% subordinated notes due 2009
Guarantee of 7.50% Capital Securities, Series I of J.P. Morgan Chase Capital IX
Guarantee of 7.00% Capital Securities, Series J of J.P. Morgan Chase Capital X
Guarantee of 5 7/8% Capital Securities, Series K of J.P. Morgan Chase Capital XI
Guarantee of 6.25% Capital Securities, Series L of J.P. Morgan Chase Capital XII
Guarantee of 6.20% Capital Securities, Series N of JPMorgan Chase Capital XIV
Guarantee of 6.35% Capital Securities, Series P of JPMorgan Chase Capital XVI
Guarantee of 7.20% Preferred Securities of Bank One Capital VI
Index Linked Notes on the S&P 500 Index due November 26, 2007
JPMorgan Market Participation Notes on the S&P 500 Index due March 12, 2008
Capped Quarterly Observation Notes Linked to S&P 500 Index due September 22, 2008
Capped Quarterly Observation Notes Linked to S&P 500 Index due October 30, 2008
Capped Quarterly Observation Notes Linked to S&P 500 Index due January 21, 2009
JPMorgan Market Participation Notes on the S&P 500 Index due March 31, 2009
Capped Quarterly Observation Notes Linked to S&P 500 Index due July 7, 2009
Capped Quarterly Observation Notes Linked to the S&P 500 Index due September 21, 2009
Consumer Price Indexed Securities due January 15, 2010
Principal Protected Notes Linked to the S&P 500 Index due September 30, 2010
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i)	[ X ]	Rule 12h-3(b)(1)(i)	[ X ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

  Approximate number of holders of record as of the certification or notice date:    0

  Pursuant to the requirements of the Securities Exchange Act of 1934 JPMorgan Chase & Co. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 31, 2006	By: /s/ Mark I. Kleinman
Mark I. Kleinman Senior Vice President and Treasurer